UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

 (Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

Press Release: PETRÓLEOS MEXICANOS

Date: January 10, 2011

MEXICO, D.F.

Appointment of the Secretary of Energy and New Chairman of the Board of Directors of Petróleos Mexicanos

The President of Mexico, Mr. Felipe Calderón, has appointed Mr. José Antonio Meade Kuribeña to serve as the new Secretary of Energy, replacing Ms. Georgina Kessel.  In accordance with the provisions of Article 9 of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), the recently appointed Secretary of Energy will also be Chairman of the Board of Directors of Petróleos Mexicanos.

Mr. Meade, who until today served as undersecretary of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or SHCP), obtained a Bachelor’s degree in Economics, with honors, from the Instituto Tecnológico Autónomo de México (ITAM).  In addition, he obtained a law degree from the Universidad Nacional Autónoma de México (UNAM).  He also received a doctorate in Economics from Yale University.

Mr. Meade began his professional career at the Comisión Nacional de Seguros y Fianzas (National Commission of Insurance and Bonds) and has held various jobs in public administration, including the following positions: Director General of Financial Planning at the Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission of the Retirement Savings System); Assistant Secretary for Savings Protection at the Instituto de Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB); Director General of Banking and Savings at the SHCP; Director General of the Banco Nacional de Crédito Rural (National Bank of Rural Credit); and Director General of Rural Financing.

Mr. Meade has also been active in academia, having served as Professor of Economics at ITAM and having published various articles on the subjects of microeconomics and the economic analysis of law.

Upon making the appointment announcement, President Felipe Calderón instructed the new Secretary of Energy to further the transformation of public entities in the energy sector, especially Petróleos Mexicanos and the Comisión Federal de Electricidad (Federal Electricity Commission), in order to provide quality energy products at competitive prices, as well as to translate the Mexican people’s wealth and assets in the energy sector into public revenues.

The President of Mexico also recognized the work of Ms. Kessel as Secretary of Energy for the previous four years, during which time thanks to her efforts, she demonstrated that it is possible to adapt the hydrocarbons sector to modern times and international approaches.  In addition, her participation was crucial in promoting efficiency and the energy transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Name: Arturo Delpech del Ángel
Title: Associate Managing Director of Finance

Date: January 26, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.